Act: 1934
Section: 12(g)
Rule:
Public Availability: 12/20/2011



11008768

December 20, 2011

No Act
PE 11/21/11

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wayfair LLC
Incoming letter dated November 21, 2011

Based on the facts presented, the Division will not object if Wayfair does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 with respect to deferred units granted and to be granted pursuant to Wayfair's Second Amended and Restated 2010 Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of (1) the date that Wayfair otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any other class of its securities, or (2) the date of a Change of Control (as defined in your letter).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 20, 2011

Mail Stop 4561

Michael K. Barron
DLA Piper US LLP
33 Arch Street, 26th Floor
Boston, Massachusetts 02110-1447

Re: Wayfair LLC

Dear Mr. Barron:

In regard to your letter of November 21, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DLA Piper US LLP
33 Arch Street, 26th Floor
Boston, Massachusetts 02110-1447
www.dlapiper.com

Michael K. Barron
michaelk.barron@dlapiper.com
T 617.406.6006
F 617.406.6106

References:
Section 12(g)
Section 12(h)
Securities Exchange Act of 1934

Via Email

November 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Email: cfletters@sec.gov

Re: Wayfair LLC (f/k/a CSN Stores LLC) — Request for an Exemption Under Section 12(h) of the Securities Exchange Act of 1934 or Relief from Registration Under Section 12(g) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Wayfair LLC, formerly known as CSN Stores LLC[1], a Delaware limited liability company (the *"**Company**"*), we hereby apply for an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the *"**Exchange Act**"*), or respectfully request the Staff (the *"**Staff**"*) of the United States Securities and Exchange Commission (the *"**Commission**"*) take a no-action position, relieving the Company from the registration requirements of Section 12(g) of the Exchange Act with respect to deferred units ("***DUs***") that the Company plans to grant to employees, managers and consultants of the Company under its Second Amended and Restated 2010 Incentive Plan (the *"**Plan**"*). Although the Company is a limited liability company, the relevant facts about the Plan and the DUs set forth below are substantially identical to the facts regarding the incentive plans and restricted stock units (*"**RSUs**"*) discussed in issuer letters requesting the no-action position taken by the Staff in letters issued to Facebook, Inc. (*Facebook, Inc.* (October 14, 2008)), Zynga Inc. (*Zynga Inc.* (June 17, 2011)) and Twitter, Inc. (*Twitter, Inc.* (September 13, 2011)).

[1] The Company amended its Certificate of Formation on September 1, 2011 to change its name.



Background

Introduction

The Company is a leading online retailer, offering a variety of home goods through various websites. The Company was formed on March 14, 2008, by filing a Certificate of Formation with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the *"**DLLC Act**"*). The operation and governance of the Company is governed by the DLLC Act and the Company's Second Amended and Restated Limited Liability Company Operating Agreement (the *"**Operating Agreement**"*).[2] The Company's authorized securities consist of Common Units, Series A Convertible Preferred Units and Incentive Units. There are currently fewer than 500 holders of each of these classes of securities (no incentive units have been granted).

The Company also offers equity-based awards under the Plan to its employees, consultants and managers, provided that such manager (a "***Manager***") would be considered to be a "director" of the Company as such term is defined by Rule 405 ("***Rule 405***") of the Securities Act of 1933, as amended (the *"**Securities Act**"*), for compensatory purposes. The Company has granted Options to purchase Common Units under the Plan and complies with the applicable requirements set forth in paragraph (f)(1) of Rule 12h-l promulgated under the Exchange Act with respect to its Option grants.

The Company has recently been granting DUs under the Plan to its employees for compensatory purposes (and may in the future grant DUs to Managers and certain consultants as well). The Company currently has fewer than 500 holders of DUs but anticipates that it could in the future have more than 500 holders of DUs. It is our opinion that the DUs constitute a separate class of equity security from the Company's Common Units, Incentive Units, Series A Convertible Preferred Units and Options.

As of December 31, 2010, the Company had total assets exceeding $10.0 million and anticipates that it will continue to have assets exceeding $10.0 million for the foreseeable future.

Except with respect to Options, which are exempt from registration under Section 12 of the Exchange Act due to the Company's compliance with the requirements of paragraph (f)(1) of Rule 12h-1 of the Exchange Act, the Company currently has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company is not currently subject to the periodic reporting requirements of the Exchange Act. There is no active trading market for any class of the Company's securities.

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[2] Capitalized terms used and not otherwise defined in this letter have the meanings set forth in the Operating Agreement.



Comparison of Delaware Limited Liability Company to a Delaware Corporation

Though formed as a limited liability company, the operation and governance of the Company and the rights of its equity holders are substantially similar to those applicable to an entity structured as a corporation.

1. *Manager-Managed Limited Liability Company Analogous in Structure to a Corporation.* Although a Delaware limited liability company (*"**LLC**"*) can be operated in a manner that can differ from how a Delaware corporation is operated, the DLLC Act allows an LLC to be operated like a corporation. *See* Matthew O'Toole & Robert L. Symonds, *Symonds & O'Toole on Delaware Limited Liability Companies*, §§ 1.02[B][2], 9.01[B] (Aspen Publishers, 2011). One of the primary characteristics of a Delaware corporation is that it has centralized management under a board of directors. *See* 8 Del. C. § 141(a). Likewise, under the DLLC Act, under what is commonly referred to as a manager-managed LLC, the business and affairs of an LLC can be managed by a board of managers. *See Symonds*, § 9.01[B][2]. The Delaware Court of Chancery has stated that it is "often more appropriate to analogize to corporations when dealing with manager-managed LLCs," because "[m]anager-managed LLCs are, in many ways, analogous to corporations." *Kelley v. Blum*, 2010 WL 629850, at *11 n.73 (Del.Ch. Feb. 24, 2010). The Company has elected to be manager-managed and has established under the Operating Agreement a Board of Managers to manage the business and affairs of the Company. Operating Agreement, § 7.1. The Company's Board of Managers currently has six members.

A certificate of incorporation or "charter" of a Delaware corporation is a contract between the corporation and its stockholders, and among the stockholders themselves, which establishes the corporation's purpose, place of business and officers, and generally may contain any provision that does not violate Delaware law. *See* 8 Del. C. § 102; R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations – Balotti and Finkelstein* § 1.3 (Aspen Publishers, 3d ed. 2010). The bylaws of a corporation establish the "rules and regulations" governing a corporation's "convenient functioning." *See* 8 Del. C. § 109; *Balotti*, § 1.10. The "limited liability company agreement" of an LLC, commonly referred to as an "operating agreement," is equivalent to the charter and bylaws of a corporation in that its provisions (a) address "the affairs of a limited liability company and the conduct of its business," (b) define the company's "governance and operation," and (c) contractually bind the company and its members. *See* 6 Del. C. § 18-101(7); *Symonds*, §§ 4.01[1][A]-4.01[B].

a. *Members.* A "member" of a manager-managed Delaware LLC who owns a financial interest in the LLC is analogous to a stockholder of a Delaware corporation. *See Symonds*, § 5.01[B][2]. A Member is defined in the Operating Agreement as a Person who owns a financial interest in the Company (i.e. a holder of Units). Operating Agreement, §§ 1, 3.1-3.2. Section 6 of the Operating Agreement spells out the powers of Members. In particular, Section 6.3 of the Operating Agreement provides that Members are not permitted to interfere in any manner with the management of the business and affairs of the Company and do not have rights or authority to act for or bind the Company. This restriction on the authority of Members to act



on behalf of the Company parallels the structure of a corporation in that it makes the role of Members similar to that of the stockholders of a corporation. *See Symonds* §§ 1.04[C][1], 5.01[B][1]-[3]. Like the stockholders of a Delaware corporation, who have limited liability for debts and financial obligations of the corporation, the members of a Delaware LLC have limited personal liability for the debts and financial obligations of the LLC. *Symonds*, § 5.03[A]. Section 6.1 of the Operating Agreement provides that the Company's Members will have no personal liability for the debts of the Company. Exhibit 6.5 to the Operating Agreement details the role and conduct of meetings of Members in a manner substantially similar to the typical provisions of the bylaws of a Delaware corporation. *See* 8 Del. C. §§ 211-212, 214, 216. Members who are holders of Common Units and Series A Convertible Preferred Units have voting rights. Operating Agreement, §3.5. For example, Members with voting rights are entitled on an annual basis to elect the Board of Managers (the "***Board***") of the Company. Operating Agreement, Exhibit 6.5, §1.

b. *Board of Managers*. The "managers" of a manager-managed LLC who serve on board of managers are equivalent to the directors of a corporation. *See Symonds*, § 9.01[b][2]. Section 7.1 of the Operating Agreement provides that the business of the Company is managed by the Board elected by the Members. The Board currently consists of five individuals, one of whom has been designated as the Chairman. As is the case with the members of a corporate board of directors, Managers may be employees of the Company, employees of an investor in the Company, or independent. *See Symonds*, § 9.02[B].

Under the terms of the Operating Agreement, the Board manages the affairs of and has the authority to make decisions for the Company. Operating Agreement, §§ 7.1-7.2. Specifically, Section 7.2 of the Operating Agreement provides that "the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto." The Company must obtain the Board's approval to, among other matters, lease real property, borrow money and elect officers of the Company. Operating Agreement, §§ 7.2 and 8.1. This broad authority of the Board to manage the business of the Company is similar to the authority of a board of directors of a Delaware corporation to manage its business. *See* 8 Del. C. § 141.

Section 13.5 (b) of the Operating Agreement provides the members of the Board will have the same fiduciary duties of loyalty and care that they would have were they members of a board of directors of a Delaware corporation. Similarly, Section 13.5(a) of the Operating Agreement states that the members of the Board will have the benefit of the business judgment rule to the same extent they would have if the Board was a board of directors of a Delaware corporation.

c. *Officers*. Like the board of directors of a Delaware corporation, the Company's Board has the power to appoint officers having such authority as the Board delegates. *See* Operating Agreement § 8.1. The Board has elected the following officers: Chairman, President, Vice President, Treasurer and Secretary, which are typically the officers



elected by boards of directors of Delaware corporations. *See* 8 Del. C. §§142 and 158. The duties and authority of such officers are set forth in Section 8.1 and Exhibit 8.1 of the Operating Agreement and such officers are to have "the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority". Operating Agreement, §8.1.

2. *Equity Holder Rights*. The rights of members of an LLC are created contractually by its operating agreement, similar to the way the rights of stockholders in a corporation are created by its certificate of incorporation and bylaws. *See discussion above*. The DLCC Act affords a Delaware LLC flexibility to shape its capital structure and management and voting arrangements to appeal to equity investors. *Symonds*, §6.03[B]. "Insofar as an 'equity' interest in a business entity consists of an 'owner's' right to 'residual' assets of the entity, that is, assets available above and beyond those needed to satisfy claims of creditors of the entity, then a limited liability company interest in a Delaware limited liability company may be characterized as an 'equity' interest." *Symonds*, § 6.03[A][1] n.52.

Similar to the power of a Delaware corporation to issue one or more classes or series of stock with distinct voting powers, preferences or other special rights, qualifications or restrictions, the operating agreement of a Delaware LLC may create different classes or groups of members and LLC interests, and each such class or group may have distinct rights. 6 Del. C. §18-215; *Symonds*, § 6.03[B]. Accordingly, Section 3 of the Operating Agreement authorizes the issuance of different classes of Units. The Operating Agreement provides for three classes of Members and corresponding classes of Units: (i) Common Members and Common Units, (ii) Series A Convertible Preferred Members and Series A Convertible Preferred Units, and (iii) Incentive Unit Members and Incentive Units. Operating Agreement, §§ 3.1 and 3.2. There are currently fewer than 500 holders of each of these classes of securities.

a. *Common Units*. Each Common Unit has the right to one vote. Operating Agreement, § 3.5. Except as specified in the Operating Agreement, holders of the Common Units and Series A Convertible Preferred Units, collectively, vote together on all matters for which Member approval is required. A Common Unit represents a "capital interest" in the Company. A capital interest represents an ownership interest in both the Company's net assets and future profits and is typically issued in exchange for a contribution of an asset or money (collectively a "capital contribution") to the Company. For example, if the holder of a capital interest has made a capital contribution of $x to the Company, on a profitable sale of the Company's assets the holder would receive an amount equal to the holder's capital contribution of $x and the holder's share of the profits from the sale.[3]

[3] The capital interests have been structured to be treated as "capital interests" within the meaning of §2.01 of Internal Revenue Service ("*IRS*") Revenue Procedure 93-27, I.R.B. 1993-24, as clarified by IRS Revenue Procedure 2001-43, 2001-2 CB 191 (collectively "Rev. Proc. 93-27").



b. *Series A Convertible Preferred Units.* Series A Convertible Preferred Units are convertible into Common Units. In addition, each Series A Convertible Preferred Unit has the right to that number of votes equal to the number of Common Units issuable upon the conversion of such Series A Convertible Preferred Unit. Operating Agreement, §3.5. Section 6.6 of the Operating Agreement grants holders of Series A Convertible Preferred Units the right to vote on certain matters as a separate class. Each Series A Convertible Preferred Unit represents a "capital interest" in the Company.[4]

c. *Incentive Units.* Incentive Units do not have voting rights on any matter. An Incentive Unit is a "profits interest" in the Company. A profits interest represents ownership only in the Company's future profits above the Company's fair market value (i.e. built in profit) at the time the profits interest is issued. No capital contribution is required from the recipient of a profits interest. Thus, for example, if one assumes that the Company's fair market value is \$y when a profits interest is issued, on a profitable sale of the Company the holder of the profits interest would not share in the proceeds of the sale until the Company had distributed \$y to the remaining equity holders of the Company.[5]

The Plan

There are three types of awards authorized for issuance under the Plan: Options to purchase Common Units, Restricted Unit Awards for either Common Units or Incentive Units and Deferred Unit Awards that can be settled either in Common Units or cash. The Company has granted Options to purchase its Common Units under the Plan and complies with the applicable requirements set forth in paragraph (f)(1) of Rule 12h-l promulgated under the Exchange Act with respect to the Options. The Company has no other equity plans or programs.

The Company plans to grant DUs under the Plan to its employees, consultants and managers for compensatory purposes. The DUs to be granted under the Plan are directly analogous to RSUs granted by a corporation. Holders of DUs and RSUs alike are granted contractual rights by the issuer to receive common equity in the issuer provided that certain conditions are satisfied. Both DUs and RSUs, unlike options, require no payment of an exercise price to acquire underlying equity securities and do not provide their holders with an election to determine when the award will be converted into the underlying equity securities. The Company anticipates that it may have more than 500 holders of DUs before the end of the current calendar year.

It is our opinion that the DUs constitute a class of equity security separate from the Company's Common Units, Series A Convertible Preferred Units, options to purchase Common

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[4] The Series A Convertible Preferred Units have been structured to be treated as "capital interests" within the meaning of §2.01 of Rev. Proc. 93-27.

[5] The profits interests have been structured to be treated as "profits interests" within the meaning of Section §2.02 of Rev. Proc. 93-27.



Units and Incentive Units. An individual granted an award of DUs has the contractual rights and obligations specified by an individual award agreement and the Plan. The DU holder has no rights as a Member of the Company until the holder is issued Common Units in settlement of the award when it vests. The DUs can only be settled in Common Units or, at the Company's discretion, in cash. DUs may not be settled in Incentive Units. Following the issuance of Common Units to the DU holder upon settlement of an award, the holder has the same rights as any other holder of Common Units, subject to any continuing contractual restrictions on the Common Units under the Operating Agreement and subject to a right of first refusal and market stand-off provision set forth in the award agreement.

Summary of the Material Terms of the DUs under the Plan

Each award of DUs granted by the Company will be subject to the Plan, an award agreement entered into between the Company and the award recipient, and the Company's Operating Agreement. Each DU represents the right to receive one Common Unit on a vesting date, which is the later of the date on which a service condition is satisfied (the "***Service Requirement***") and the date on which a liquidity event requirement is satisfied (the "***Liquidity Event Requirement***"), both described in more detail below. The DUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the expiration date of the DUs (the "***Expiration Date***") as set forth in the award agreement. If the DUs vest, they generally will be settled in Common Units, although the Board retains the discretion to settle vested DUs in cash equal to the fair market value of the Common Units otherwise issuable.

Recipients of DUs will not make any payments or provide any other consideration to the Company other than continued employment or provision of services. DUs vest following their grant based on the grantee's continued services over a specified period of time and the satisfaction of a Company goal, the occurrence of a liquidity event. Additionally, unlike an option, the DUs require no payment of monetary consideration in order to receive Common Units upon the settlement of the DUs.

Each DU that the Company grants (for so long as the Company is relying on the relief requested herein) will contain the following material terms:

1. *Restrictions on Recipients*. DUs will be only issued by the Company to (a) Employees of the Company or of a parent or majority-owned subsidiary of the Company (an "***Affiliate***"), (b) Consultants of the Company or an Affiliate and (c) Managers. The Plan defines the terms Employee, Consultant and Manager to include only those individuals who are eligible under Rule 701(c) promulgated under the Securities Act. Plan, §2.1(l), (o), and (s). In addition, if the Company assumes under the Plan DUs granted by another company in connection with the acquisition of such other company, such assumption will only be permitted if the holder of the assumed DUs would have been eligible to be granted DUs under the Plan if the other company had applied the rules of the Plan to such grant.



Under the Plan, an "Employee" is any service provider to the Company or an Affiliate eligible under Rule 701(c) who is treated by the employer as an employee and not as an independent contractor. Managers are individuals performing on behalf of the Company the function of a director of a corporation and therefore would be deemed "directors" under Rule 405. Directors are eligible persons under Rule 701(c) "provided that they are either employed by or providing services to the issuer at the time the securities were offered". Managers who are not Employees are nevertheless service providers who are eligible persons under Rule 701(c).[6]

2. *Restrictions on Transfer.* Pursuant to the terms of the award agreements executed by the holders of DUs, the DUs (and any interests therein, including any Common Units issuable upon settlement thereof) may not be sold, exchanged, pledged, hypothecated, transferred or assigned by the person to whom they are granted, except for transfers by will or by the laws of descent and distribution. With respect to the transfer by will or by the laws of descent and distribution, Section 8.6 of the Plan and Section 17.2 of the form of Deferred Units Agreement explicitly state that such permitted transferees cannot further transfer the securities in accordance with the note to Rule 12h-1(f)(1)(iv). DUs may be exercised during the lifetime of the holder only by the holder or by the guardian or legal representative of the holder.

Further, under the terms of the Plan and the award agreement, no DUs or interest therein, including any Common Units issuable upon settlement of DUs, may be subject to any short position, "put equivalent position" or "call equivalent position" by the holders of the DUs, as such terms are defined in Rule 16a-1 of the Exchange Act, until the Company becomes subject to Section 13 or Section 15(d) under the Exchange Act or is no longer relying on an order of the Commission under Section 12(h) of the Exchange Act or a no-action position of the Staff relieving the Company from registration of the DUs under Section 12(g) of the Exchange Act. Plan, § 8.6; Form of Deferred Units Agreement § 17.2.

3. *No Issuance Until Liquidity Event Requirement and Service Requirement Have Both Been Satisfied.* Vesting and settlement of DUs granted under the Plan require satisfaction of both of the following requirements:

- *Liquidity Event Requirement*: The Liquidity Event Requirement will be satisfied as to any then-outstanding DUs that have not yet expired (as

[6] As Preliminary Note 5 of Rule 701 states, the purpose of the Rule 701 is to provide an exemption from registration for securities issued in compensatory circumstances. Although Rule 701(c) does not specifically include managers of an LLC in the list of eligible participants in an offering exempt under the Rule, managers serve for a manager-managed LLC organized like the Company the same function as directors of a corporation, who are a class listed by Rule 701(c) as eligible service providers. There does not appear to be any policy reason not to treat managers of an LLC as directors for purposes of Rule 701(c). Compare, for example, the rules adopted by the California Corporations Commissioner pursuant to Section 25102(o) of the California Corporations Code exempting an offer or sale of any security issued by a corporation or LLC pursuant to a written compensatory benefit plan where the security at the time of issuance is exempt from registration under Rule 701. Those rules of the Commissioner specifically list "managers" along with the other categories of service providers enumerated in Rule 701(c) as eligible participants. 10 Cal. Code Regs. § 260.140.42.



described below) on the first to occur of: (1) an initial underwritten public offering by the Company of its securities that is registered under the Securities Act (an "***IPO***"), or (2) a Change in Control[7] of the Company (each, a "***Liquidity Event***").

- *Service Requirement*: Generally, the Service Requirement will be satisfied in installments as follows: (1) as to 20% of the total number of DUs subject to the award on the first anniversary of the vesting start date (generally, the date of grant of the award), and (2) as to an additional 1/60th of the total number of DUs on each subsequent monthly anniversary of the vesting start date (continuing for four years from the first anniversary of the vesting start date).

Absent satisfaction of both the Liquidity Event Requirement and the Service Requirement prior to the applicable Expiration Date, the DUs expire on the Expiration Date. The Expiration Date of DUs is established by the Board at the time the award is granted and is measured from the grant date. The Board currently contemplates that the Expiration Date will generally be a period of seven years or less following the grant date.

4. *Change in Control.* The Plan provides that, upon a Change in Control, the acquiring entity may assume or continue the DUs. The acquiring entity may also substitute for the DUs equivalent awards for the acquiring entity's securities or provide substantially similar consideration to holders of DUs as was provided to Members (taking into account the existing provisions of the DUs). In the event the acquiring entity assumes, continues or substitutes for the DUs, the DUs or acquiring entity awards into which they have been converted would continue in effect following the Change in Control. In the event the acquiring entity does not assume or continue the DUs, the DUs which have not been settled as of the time of consummation of the Change in Control will terminate and cease to be outstanding as of such time of consummation.

5. *Acceleration of Vesting.* Upon the involuntary termination of a holder of DUs by the Company or its successor upon or within 12 months following a Change in Control other than for Cause (as defined in the Plan), 50% of the DUs otherwise not vested will become vested.

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[7] A "*Change in Control*" is defined under the Plan as the occurrence of any of the following: (i) (a) the direct or indirect sale or exchange in a single or series of related transactions by the Members of more than fifty percent (50%) of the voting securities of the Company, (b) a merger or consolidation in which the Company is a party, or (c) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more affiliates of the Company) in which, in any such event, the Members immediately before the transaction do not retain immediately after the transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Managers or, as applicable, the entity to which the assets of the Company were transferred; or (ii) approval by the Members of a plan of complete liquidation or dissolution of the Company.



6. *No Rights as Members.* A holder of DUs has no rights as a Member of the Company unless and until Common Units are issued to such holder upon settlement of the DUs.

7. *Forfeiture upon Termination of Service if the Service Requirement is Not Satisfied.* Except in the case of termination without Cause upon or following a Change in Control as described above, if a Plan participant's service with the Company is terminated for any reason, all DUs as to which the Service Requirement has not been satisfied will be forfeited. In such event, any DUs as to which the Service Requirement has been satisfied will (if an IPO or Change in Control has not occurred) remain outstanding until the first to occur of an IPO, Change in Control or the Expiration Date. Further, if an IPO or Change in Control does not occur on or before the Expiration Date, the DUs (regardless of whether or not, or the extent to which, the Service Requirement has been satisfied) will automatically terminate.

8. *Provision of Information.* Pursuant to the Plan, the Company will provide holders of DUs the information specified by Rule 12h-l(f)(l)(vi) promulgated under the Exchange Act when and as required therein. Section 14.3 of the Plan includes the information provision requirement, including the requirements of Rule 12h-1(f)(1)(vi). Section 14.3 also provides that these information provisions will apply not only at any time the Company is relying on the Rule, but also at any time the Company is relying on an order of the SEC or a no-action position of the Staff relieving the Company from registration under Section 12(g) of awards under the Plan or equity securities subject to the awards.

9. *No Trading Market.* There is no trading market or other method that would allow DU holders to receive any consideration or compensation for their DUs prior to the satisfaction of both the Liquidity Event Requirement and the Service Requirement.

10. *Tax Withholding in Common Units.* When vested Common Units are transferred to a service provider in settlement of DUs, the service provider recognizes ordinary income for U.S. federal and relevant state income tax purposes equal to the fair market value of the Common Units transferred. An Employee (but not a Consultant classified as an independent contractor) is subject to withholding of income and employment taxes on this amount. If no cash is paid to the Employee when the Employee's DUs are settled in Common Units, there is no cash payment amount from which the Company can withhold the income and employment taxes required to be withheld. Unless the settlement of DUs happens to coincide with a payroll date so that the Company can add the DU settlement withholding taxes to the taxes required to be withheld from wages (assuming the Employee's total payroll amount is sufficient to cover both wage and DU settlement-related withholding), another arrangement must be made. One arrangement would be for the Company to choose, as it has the right to do under the Plan, to settle a portion of the DUs in cash and to withhold from that cash amount the entire amount of tax withholding required in connection with the settlement of DUs.

An equivalent arrangement is to settle the DUs entirely in Common Units, but to reduce the number of Common Units delivered to the Employee by a number whose fair market value equals the taxes required to be withheld, to liquidate the non-delivered Common Units and to



remit that liquidating value as payment of the taxes due to the relevant taxing authorities. Effectively, the Company redeems from the Employee a portion of the Common Units to be issued in the settlement of DUs and pays the amount of the redemption price to the relevant taxing authorities rather than to the Employee. This in-kind withholding procedure is consistent with the transfer restrictions contained in Rule 12h-1(f)(1)(iv) applicable to stock options, which expressly permit the transfer of stock options to the issuer. There is no apparent policy reason why the disposition to the issuer of Common Units otherwise issuable in settlement of DUs should be treated differently.[8]

Discussion

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act and Rule 12g-1 promulgated under the Exchange Act require every issuer meeting the jurisdictional requirements of the Exchange Act that has total assets of more than $10.0 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security . . . or any security convertible, with or without consideration, into such a security." Accordingly, we believe the DUs would be deemed to be an equity security for purposes of Section 12(g) of the Exchange Act, and, absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act to the extent it has 500 or more holders of record of DUs at the end of a fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the ***"1964 Amendments"***). The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and

[8] Cf. *Zynga Inc.* (June 17, 2011). The Zynga Game Network Inc. 2007 Equity Incentive Plan (the ***"Zynga Plan"***) provides in Section 9.2: "When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may in its sole discretion allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that minimum number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined." *See Zynga Inc.*, Form S-1/A, Ex. 10.2 (July 18, 2011). This provision applies to all awards granted under the Zynga Plan, including the RSUs that are the subject of the no-action letter.



disclosures required in connection with listed securities . . ." H.R. 6793, U.S. Code Cong, and Admin. News, 88th Cong. 2d Sess., at pages 3027-28.

(c) A release of the Commission describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189 (October 20, 1981) (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963), at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) of the Exchange Act were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407 (July 8, 1986).

Additionally, we note that in SEC Release No. 34-56887 (Dec. 3, 2007) (the "***Rule 12h-1 Release***"), in noting the appropriateness of exempting employee stock options from the registration requirements of Section 12(g) of the Exchange Act, the Staff suggested that securities issued in connection with employee benefit plans do not require the same level of regulation as securities traded in public markets:

> "We believe that the characteristics of *many employee benefit plans*, which are by their own terms limited to employees, not available to the general public, and subject to transfer restrictions, obviate the need for applicability of all the rules and regulations aimed at public trading markets." Rule 12h-1 Release, note 24, (*emphasis added*).

All of the above strongly suggest that it was not the intent of Congress to require Exchange Act registration of the DUs because they are neither "securities traded in the over-the-counter market" nor subject to any active investor interest, as they are not transferable. Moreover, because the equity interests underlying DUs are not issued to holders until a Liquidity Event (e.g., an IPO), DUs do not create an additional pool of shares that can be traded in the public trading markets prior to an issuer's registration under the Exchange Act.

Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) of the Exchange Act if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."



Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) of the Exchange Act for the DUs because such exemption or relief would be consistent with the standards articulated in Section 12(h) of the Exchange Act and Rule 12h-l promulgated thereunder. We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act if the Company were to have 500 or more holders of DUs.

In addition, in no-action letters issued on this topic (*Facebook, Inc.* (October 14, 2008) and *Zynga Inc.* (June 17, 2011)), the Staff took the position that it would not object if Facebook, Inc. and Zynga Inc. did not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to RSUs granted and to be granted pursuant to stock incentive plans. Apart from differences due to the type of business entity involved (i.e., a corporation in the case of Facebook and Zynga and an LLC in the case of the Company), the material facts described in the letter requests on which the Facebook and Zynga no-action letters are based are substantially identical to those stated herein. Accordingly, the analysis in those no-action letters should apply to the exemption requested hereunder.

Number of Public Investors

The first factor specified in Section 12(h) of the Exchange Act is the number of public investors in the issuer. Because the Company grants DUs under the Plan without cash or other tangible consideration, the Staff should not consider the holders of DUs to be investors in the Company. Moreover, DUs granted under the Plan (and any interest therein, including Common Units issuable upon settlement thereof) cannot be sold or assigned by the person to whom they are granted, other than transfer by will or by the laws of descent and distribution. Therefore, it would not be possible for DUs to be held by public investors. In addition, pursuant to the terms of the lock-up agreement contained in DU award agreements, the Common Units that may be acquired on settlement of the DUs cannot be traded in the public market for 180 days or more after the effective date of the Company's IPO.

Trading Interest

The second factor specified in Section 12(h) of the Exchange Act is the level of trading interest in a company's equity securities. There is no trading interest in the DUs, and the Plan has been structured to preclude any trading of DUs and to also preclude any trading interest from developing. As discussed above, DUs granted under the Plan and any interests therein prior to their settlement in Common Units (which cannot occur prior to a Liquidity Event) cannot be sold or assigned by the person to whom they are granted, other than transfer by will or by the laws of descent and distribution. Any such permitted transferees would be precluded from further transfer of the DUs during all periods that would be required by Rule 12h-1(f)(1)(iv). As a



result, there is no opportunity for any trading of the DUs to take place or any trading interest in the DUs to develop.

Nature of Issuer

The last factor specifically set forth in Section 12(h) of the Exchange Act is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it is a privately held company. Moreover, the fact that the Company's business is large with a large number of employees should not be disqualifying. See, *e.g.*, *Kinko's, Inc.* (November 30, 1999), *Starbucks Corporation* (April 2, 1992) and *Facebook, Inc.* (October 14, 2008).

Information Provided

Information Provided to DU Holders. The Company believes that the underlying reasons for the informational requirements set forth in Rule 12h-l(f) promulgated under the Exchange Act equally apply in the case of the DUs. As noted in the Rule 12h-l Release:

> "the type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer."

As previously stated, the Company will provide holders of DUs the same type of information (and at the same frequency and in the same manner) required to be provided to holders of options under Rule 12h-l(f)(l)(vi) promulgated under the Exchange Act (and therefore Rule 701(e)(3), (4) and (5) promulgated under the Securities Act). Pursuant to the note to Rule 12h-l(f)(l)(vi), the Company will provide this information so long as the recipient agrees to maintain the confidentiality of the information.

The Company's proposed method of providing information to DU holders would result in DU holders receiving the same amount of information as holders of options exempt from Section 12(g) of the Exchange Act under Rule 12h-l(f)(1).

Information Provided at the Time of a Liquidity Event. A Liquidity Event occurring as a result of an IPO would be determined by the Board or, if not a Qualified Public Offering, the holders of the Series A Convertible Preferred Units (the "***Series A Holders***"). Therefore, holders



of DUs would not be making an investment decision with respect to the IPO-related Liquidity Event. Additionally, the Company would intend to file a Registration Statement on Form S-8 (or other available registration statement) to register the Common Units issued upon the settlement of DUs that vested upon the IPO-related Liquidity Event. This filing would be made prior to the issuance of the Common Units pursuant to such DUs.

A Liquidity Event occurring as a result of a Change in Control of the Company would be determined by the Board and the Series A Holders, not holders of DUs or options. Accordingly, holders of DUs would not be making an investment decision at the time of the Change in Control. Generally, holders of the Company's membership interests (including, for this purpose, holders of options or DUs therefor) would be entitled to receive either cash consideration or equity or other securities of the acquiring entity in the Change in Control. If the consideration consisted of securities of the acquiror, an evaluation would be made as to the need to register the transaction under the Securities Act as well as the need to register the class of securities to be issued under the Exchange Act, or seek an available exemption. Absent an exemption, the registration of the transaction and the registration of the class of securities issued in the transaction would give the former holders of DUs the benefit of ongoing disclosure.

Trading in Company Units

The Company has implemented contractual restrictions and the Operating Agreement contains provision to ensure that the Company continues to comply with the requirements of the Securities Act. As used herein, "Units" means the Company's Common Units Series A Convertible Preferred Units and Incentive Units. These measures include:

- adoption of provisions in the Operating Agreement that prohibit certain sales and other transfers of Units;

- insisting on contractual prohibitions on the sale or transfer of Units by transferees of the Units;

- enforcing contractual obligations requiring the submission of legal opinions by any proposed transferor that proposed transfers of Units are in compliance with securities laws, other than for sales to a small number of purchasers whose sophistication and accreditation the Company has independently verified; and

- obtaining and exercising contractual rights of first refusal on transfers of the Units.

So long as the relief requested is in effect, the Company will continue to maintain and enforce appropriate measures in order to restrict transfers of Units to unsophisticated investors and ensure compliance with the requirements of the Securities Act. This will include the exercise of the Company's rights of first refusal where applicable and necessary and consistent with the Board's fiduciary duties.



Conclusion

The DUs to be granted by the Company would satisfy the criteria specified by Rule 12h-1(f)(1) to the same extent as the RSUs described in the Facebook and Zynga no-action letters. The DUs are an exact analog in the context of an LLC to the RSUs granted by a corporation, as described in the Facebook and Zynga letters. Holders of DUs and RSUs alike are granted contractual rights by the issuer to receive common equity in the issuer provided that certain conditions are satisfied. The Company DUs, like the Zynga RSUs, require both the occurrence of a liquidity event (IPO or change in control) and the completion of a required period of service for vesting of the right to be issued common equity. Both the Company DUs and Zynga RSUs:

a. Are granted under an employee benefit plan that limits eligibility for awards to service providers described in Rule 701(c);

b. Contain restrictions on transfer described in Rule 12h-1(f)(1)(iv) and (v);

c. Require their holders to be provided with the information specified by Rule 12h-1(f)(1)(vi);

d. Are not traded in any market; and

e. Are granted by an issuer that does not have any class of securities registered under Section 12 of the Exchange Act.

Because of the absence of public investors and trading interest in the DUs, and the absence of any payment for delivery of Common Units pursuant to the DUs, we believe that there is no need for the disclosure of the information required by the Exchange Act, and neither the public interest nor the protection of investors would be furthered by requiring the Company to register the DUs under the Exchange Act. Under the standards articulated in Section 12(h) of the Exchange Act and Rule 12h-l(f) promulgated thereunder with respect to options, we believe the Company meets the conditions necessary to receive relief from registering the DUs under Section 12(g) of the Exchange Act.

We respectfully request that the Staff issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the DUs the Company will issue under the Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a public reporting company under the Exchange Act or is required to register under the Exchange Act any class of its securities other than the DUs, or (2) the occurrence of a Change in Control of the Company.

As noted above, the relief requested is limited to DUs granted under the Plan and does not include (a) the Company generally; (b) the Company's Common Units, Series A Convertible Preferred Units and Incentive Units; (c) options or equity purchase rights that may be awarded


DLA PIPER

under the Plan; (d) any Common Units that may be issued upon settlement of the DUs; (e) non-cash consideration that may be issued with respect to DUs in connection with any Change in Control; or (f) any other equity plans of the Company that may be enacted in the future. Furthermore, for so long as the relief requested is in effect, the Company undertakes that it will not amend any material term of the Plan as it relates to the DUs and the basis for the exemption or no-action relief sought hereunder.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. If you have any questions with respect to this request or require any additional information, please contact me at 617-406-6006.

Sincerely,



Michael K. Barron